FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Date: June 11, 2020

1. New Options Granted:

Date of Grant: June 9, 2020

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Oren Shuster	Director, Officer	Yes	250,000	$1.00	June 9, 2025	2,000,000
Shai Shemesh	Officer	Yes	150,000	$1.00	June 9, 2025	250,000
Yaron Berger	Officer	No	500,000	$1.00	June 9, 2025	0
Yael Harrosh	Officer	Yes	150,000	$1.00	June 9, 2025	200,000
Roy Kait	Consultant	No	120,000	$1.00	June 9, 2025	500,000
Doron Reznik	Employee	No	500,000	$1.00	June 9, 2025	0
Ben Brownstein	Employee	No	25,000	$1.00	June 9, 2025	300,000
Rivki Stern	Consultant	No	100,000	$1.00	June 9, 2025	360,000
Amir Dvora	Employee	No	25,000	$1.00	June 9, 2025	300,000
Tomer Oved	Employee	No	75,000	$1.00	June 9, 2025	0
Liat Noy	Employee	No	5,000	$1.00	June 9, 2025	50,000
Sharon Krauz	Employee	No	5,000	$1.00	June 9, 2025	10,000

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015

Ziva Kampinsky	Employee	No	5,000	$1.00	June 9, 2025	10,000
Sivan Adler	Employee	No	15,000	$1.00	June 9, 2025	0
Sharon Rapoport	Employee	No	80,000	$1.00	June 9, 2025	0
Yael Oz Carmon	Employee	No	90,000	$1.00	June 9, 2025	0
Anna Taranko	Employee	No	75,000	$1.00	June 9, 2025	0
Francesco Bisceglia	Employee	No	75,000	$1.00	June 9, 2025	0
Vivian Bercovici	Director	Yes	360,000	$1.00	June 9, 2025	0
Refael Gabay	Director	Yes	360,000	$1.00	June 9, 2025	0

Total Number of optioned shares proposed for acceptance: 2,965,000.

2. Other Presently Outstanding Options:

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Roy Kait	500,000	$0.40	October 11, 2019	January 4, 2029
Oren Shuster	2,000,000	$0.40	October 11, 2019	January 4, 2029
Rivka Stern	360,000	$0.40	October 11, 2019	January 4, 2029
Ryan Walsh	120,000	$0.40	October 11, 2019	September 11, 2029
Ben Brownstein	300,000	$0.40	October 11, 2019	January 4, 2029
Liat Mika Noy	50,000	$0.40	October 11, 2019	September 11, 2029
Amir Goldstein	833,333	$0.40	October 11, 2019	January 4, 2029
Marc Lustig	2,700,000	$0.40	October 11, 2019	September 11, 2029
Merav Senior	66,670	$0.40	October 11, 2019	January 4, 2029
Yael Harrosh	200,000	$0.40	October 11, 2019	January 4, 2029
Sharon Karuz	10,000	$0.40	October 11, 2019	January 4, 2029

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015

Shiran Schwartz	3,333	$0.40	October 11, 2019	January 4, 2029
Amir Dvora	300,000	$0.40	October 11, 2019	February 3, 2029
Shai Shemesh	250,000	$0.40	October 11, 2019	April 7, 2029
Ziva Kampinsky	10,000	$0.40	October 11, 2019	May 13, 2029
Keren Reuveni	30,000	$0.40	October 11, 2019	August 11, 2029
Mell Willson	30,000	$0.40	October 11, 2019	August 11, 2029
Lior Holtzman	30,000	$0.40	October 11, 2019	August 11, 2029
Shai Filo	30,000	$0.40	October 11, 2019	August 11, 2029
Ben Gabai	30,000	$0.40	October 11, 2019	August 11, 2029
Yoav Shiloni	30,000	$0.40	October 11, 2019	August 11, 2029
Aviv Ben-Ami	30,000	$0.40	October 11, 2019	August 11, 2029
Liz On	10,000	$0.40	October 11, 2019	August 11, 2029
Lea-Shira Weizner	10,000	$0.40	October 11, 2019	August 11, 2029
Omri Tzadok	10,000	$0.40	October 11, 2019	August 11, 2029
Or Hilel	10,000	$0.40	October 11, 2019	August 11, 2029
Korin Avrahami	10,000	$0.40	October 11, 2019	August 11, 2029
Rotem Tzadok	10,000	$0.40	October 11, 2019	August 11, 2029
Nitzan Shalem	10,000	$0.40	October 11, 2019	August 11, 2029
Shai Goldin	10,000	$0.40	October 11, 2019	August 11, 2029
Oded Natan	10,000	$0.40	October 11, 2019	August 11, 2029
Richard Balla	360,000	$0.40	October 11, 2019	July 30, 2029

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015

Jesse Kaplan	120,000	$0.40	October 11, 2019	September 11, 2029
Steven Mintz	1,000,000	$0.40	October 11, 2019	September 11, 2029
Rafi Carasso	10,000	$0.40	October 11, 2019	January 4, 2029
Tehila Cohen	10,000	$0.40	October 11, 2019	September 11, 2029
Navjit Dhaliwal	25,000	$1.05	October 11, 2019	October 9, 2022
Balu Gopalakrishnan	25,000	$1.05	October 11, 2019	October 9, 2022
LodeRock Advisors Inc.	350,000	$1.05	October 11, 2019	October 11, 2029

(1) Set out number of optioned shares for each grant with different terms.

3. Additional Information

(a) If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held. March 16, 2020

(b) State the date of the news release announcing the grant of options. N/A

(c) State the total issued and outstanding share capital at the date of grant or amendment.  154,678,093 common shares

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options. 8.3%

(e) If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. 2,599,473

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g) Describe the particulars of any proposed material changes in the affairs of the Issuer. N/A

4. Certificate of Compliance

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated June 11, 2020.

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015